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Indianapolis, IN 46204-3535 U.S.A.
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David P. Hooper
Partner
(317) 231-7333
david.hooper@btlaw.com
June 1, 2026
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Attn: Trace Rakestraw
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Withdrawal of Exemptive Application for Nilsine Partners, LLC (File No. 812-16020)

Dear Mr. Rakestraw:
On behalf of Nilsine Partners, LLC (the “Applicant”), at the request of the Staff of the U.S. Securities and Exchange Commission (the “Commission”), we hereby request the withdrawal of the exemptive application (File No. 812-16020) (the “Application”) filed by the Applicant on April 22, 2026.  The Application requests exemptive relief pursuant to (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c), and 18(i) of the 1940 Act, (ii) Sections 6(c) and 23(c) of the 1940 Act, granting an exemption from Rule 23c-3 under the 1940 Act, and (iii) Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.  The Applicant requests that the Commission take no further action with respect to the Application.
If you have any questions concerning the foregoing, please call the undersigned at (317) 231-7333.  Thank you for your attention to this matter.
Sincerely,
/s/ David P. Hooper
David P. Hooper